UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-183492

REVEL AC, INC.

(Exact name of registrant as specified in its charter)

500 Boardwalk, Atlantic City, New Jersey 08041

(609) 572-6065

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12% Second Lien Notes due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Nine

On February 17, 2011, Revel AC, Inc. (“Revel AC”) issued $304,400,000 aggregate principal amount of 12% second lien notes due 2018 in a Rule 144A private offering (the “Old Notes”). In November 2012, Revel AC exchanged all of the Old Notes for identical notes (“Second Lien Notes”) registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 declared effective by the Securities and Exchange Commission. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of Revel AC to file reports under Section 13 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2013, because the Second Lien Notes were held of record by less than 300 persons as of that date. Revel AC is filing this Form 15 to provide notice of the statutory suspension of its filing obligation, subject only to Revel AC’s obligation to file a Form 10-K for its 2012 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, Revel AC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 29, 2013	By:	/s/ Dennis E. Stogsdill
		Name:	Dennis E. Stogsdill
		Title:	Chief Restructuring Officer

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